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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO

                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 3)*



                              IXL Enterprises Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    450718101
      ---------------------------------------------------------------------
                                 (CUSIP Number)




                                November 6, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [_] Rule 13d-1(b)

       [_] Rule 13d-1(c)

       [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)                Page 1 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                               CUSIP NO.:  450718101

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, LLC)
       13-337-6808
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a).....................................................................

       (b).....................................................................
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
  Number of Shares         5.     Sole Voting Power        0
  Beneficially Owned     -------------------------------------------------------
  by Each Reporting        6.     Shared Voting Power...........................
  Person With:           -------------------------------------------------------
                           7.     Sole Dispositive Power        0
                         -------------------------------------------------------
                           8.     Shared Dispositive Power......................
--------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person      0

 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions).........................................................

 11. Percent of Class Represented by Amount in Row (9)   0%
--------------------------------------------------------------------------------
 12. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
OO

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------

SEC 1745 (3-98)                Page 2 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                               CUSIP NO.:  450718101


PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect a sale by the Reporting Person of all of the Issuer's voting securities in connection with the acquisition of the Issuer by Scient, Inc. and amends in its entirety the Amendment No. 2 to this Schedule 13G.

ITEM 1.

              (A)    NAME OF ISSUER:

                     IXL Enterprises Inc.

              (B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     1888 Emery St. NW
                     Atlanta, GA  30318

ITEM 2.

              (A)    NAME OF PERSON FILING:

                     J.P. Morgan Partners (23A SBIC), LLC

                     Supplemental information relating to the ownership and control of the person filing this statement is included in
                     Exhibit 2(a) attached hereto.

              (B)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                     RESIDENCE:

                     1221 Avenue of the Americas
                     New York, New York  10020

              (C)    CITIZENSHIP:

                     Delaware

              (D)    TITLE OF CLASS OF SECURITIES (OF ISSUER):

                     Common Stock

              (E)    CUSIP NUMBER:

                     450718101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

ITEM 4.   OWNERSHIP

              (A)    AMOUNT BENEFICIALLY OWNED:

                     0

              (B)    PERCENT OF CLASS:

                     0%


SEC 1745 (3-98)                Page 3 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                               CUSIP NO.:  450718101


              (C)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                     (i)      0
                     (ii)     Not applicable.
                     (iii)    0
                     (iv)     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Affiliates of the Reporting Person are parties to certain co-investment arrangements with Flatiron, an Affiliate of another Stockholder of the Issuer pursuant to which the parties thereto have agreed to develop and manage a venture capital investment program for the purpose of making private investments, primarily in the securities of early stage companies in the internet area (the "Program"). In substance, the Program is similar to a typical venture capital investment firm, with certain Flatiron entities receiving the equivalent of a standard carried interest from the J.P. Morgan entities. Upon the occurrence of certain contingencies that are outside of the control of the J.P. Morgan entities, certain J.P. Morgan entities may acquire a pecuniary interest in the investments made by the Flatiron entities. None of the J.P. Morgan entities presently has any beneficial or pecuniary interest in the shares of the Issuer held by the Flatiron entities. Pursuant to an Amendment to the Agreement governing the operation and management of the program that became effective as of July 1, 2001, the parties agreed to cease making new investments and to liquidate existing investments in an orderly fashion.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                     Not applicable.

ITEM 10. CERTIFICATION

                     Not applicable


SEC 1745 (3-98)                Page 4 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                               CUSIP NO.:  450718101


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2002

                               J.P. MORGAN PARTNERS (23A SBIC), LLC

                               By: J.P. Morgan Partners (23A SBIC Manager), Inc.
                                   its Managing Member



                               By: /s/ JEFFREY C. WALKER
                                   ---------------------------------------------
                                   Name:    Jeffrey C. Walker
                                   Title:   President


SEC 1745 (3-98)                Page 5 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                               CUSIP NO.:  450718101


                                  EXHIBIT 2(A)

ITEM 2.  IDENTITY AND BACKGROUND.

              This statement is being filed by J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The Managing Member of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (23A Manager).

              JPMP (23A Manager) is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank.

              Chase Bank is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.


SEC 1745 (3-98)                Page 6 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                               CUSIP NO.:  450718101


                                                                      SCHEDULE A

                  J.P. MORGAN PARTNERS (SBIC 23A MANAGER), INC.

                             EXECUTIVE OFFICERS(1)

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr.*
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr.*
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr.*
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**

------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.



SEC 1745 (3-98)                Page 7 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                               CUSIP NO.:  450718101


                                  DIRECTORS(1)

                               Jeffrey C. Walker*



------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                Page 8 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                               CUSIP NO.:  450718101

                                                                      SCHEDULE B

                            THE CHASE MANHATTAN BANK

                               EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer                          William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Geoffrey T. Boisi *
Vice Chairman; Head of Retail and Middle Market, Financial                 David A. Coulter*
      Services and Management and Private Banking
Director of Human Resources                                                John J. Farrell*
Vice Chairman; Chairman, Investment Bank                                   Walter A. Gubert*
Vice Chairman                                                              Thomas B. Ketchum*
Director of Corporate Marketing and Communications                         Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Donald H. Layton*
Vice Chairman                                                              James B. Lee Jr. *
General Counsel                                                            William H. McDavid*
Vice Chairman; Head of Finance, Risk Management and Administration         Marc J. Shapiro*
Vice Chairman                                                              Jeffrey C. Walker**
Executive Vice President; General Auditor                                  William J. Moran*
Chief Financial Officer                                                    Dina Dublon*
Executive Vice President; Head of Market Risk Management                   Lesley Daniels Webster*
Managing Director; Corporate Treasurer                                     David B. Edelson*
Managing Director; Head of Credit Risk Policy                              Suzanne Hammett*
Corporate Secretary                                                        Anthony James Horan*
Senior Vice President; Chief Compliance Officer                            Gregory S. Meredith*
Controller                                                                 Joseph L. Scalfani*
Assistant Corporate Secretary                                              James C. Berry*


                                 DIRECTORS(1)

                            PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                        BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer            Retired Chairman of the Board and
                            Chief Executive Officer
                            Deere & Company
                            One John Deere Place
                            Moline, IL 61265
--------------------------------------------------------------------------------
Riley P. Bechtel            Chairman and Chief Executive Officer
                            Bechtel Group, Inc.
                            P.O. Box 193965
                            San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.       President and Chief Executive Officer
                            The Hearst Corporation
                            959 Eighth Avenue
                            New York, New York  10019
--------------------------------------------------------------------------------

(1)    Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.


SEC 1745 (3-98)                Page 9 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                               CUSIP NO.:  450718101


                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Lawrence A. Bossidy       Chairman of the Board
                          Honeywell International
                          P.O. Box 3000
                          Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
M. Anthony Burns          Chairman of the Board
                          Ryder System, Inc.
                          3600 N.W. 82nd Avenue
                          Miami, Florida  33166
--------------------------------------------------------------------------------
H. Laurence Fuller        Retired Co-Chairman
                          BP Amoco p.l.c.
                          1111 Warrenville Road, Suite 25
                          Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter           President and Trustee
                          American Museum of Natural History
                          Central Park West at 79th Street
                          New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III      President and Chief Executive Officer
                          The College Fund/UNCF
                          9860 Willow Oaks Corporate Drive
                          P.O. Box 10444
                          Fairfax, Virginia  22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.  Chairman of the Board and Chief Executive Officer
                          J.P. Morgan Chase & Co.
                          270 Park Avenue, 8th Floor
                          New York, New York  10017-2070
--------------------------------------------------------------------------------
Helene L. Kaplan          Of Counsel
                          Skadden, Arps, Slate, Meagher & Flom LLP
                          Four Times Square
                          New York, New York  10036
--------------------------------------------------------------------------------
Lee R. Raymond            Chairman of the Board and Chief Executive Officer
                          Exxon Mobil Corporation
                          5959 Las Colinas Boulevard
                          Irving, TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford          Chairman of the Board
                          American Home Products Corporation
                          5 Giralda Farms
                          Madison, New Jersey  07940
--------------------------------------------------------------------------------
Lloyd D. Ward             Chief Executive Officer
                          U.S. Olympic Committee
                          One Olympic Plaza
                          Colorado Springs, CO  80909
--------------------------------------------------------------------------------
Marina v.N. Whitman       Professor of Business Administration and Public Policy
                          The University of Michigan
                          School of Public Policy
                          411 Lorch Hall, 611 Tappan Street
                          Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


                              Page 10 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                               CUSIP NO.:  450718101

                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer                              William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                     Geoffrey T. Boisi *
Vice Chairman; Head of Retail and Middle Market, Financial                     David A. Coulter*
      Services and Management and Private Banking
Director of Human Resources                                                    John J. Farrell*
Vice Chairman; Chairman, Investment Bank                                       Walter A. Gubert*
Vice Chairman                                                                  Thomas B. Ketchum*
Director of Corporate Marketing and Communications                             Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                     Donald H. Layton*
Vice Chairman                                                                  James B. Lee Jr. *
General Counsel                                                                William H. McDavid*
Vice Chairman; Head of Finance, Risk Management and Administration             Marc J. Shapiro*
Vice Chairman                                                                  Jeffrey C. Walker**
Executive Vice President; General Auditor                                      William J. Moran*
Chief Financial Officer                                                        Dina Dublon*
Executive Vice President; Head of Market Risk Management                       Lesley Daniels Webster*
Managing Director; Corporate Treasurer                                         David B. Edelson*
Managing Director; Head of Credit Risk Policy                                  Suzanne Hammett*
Corporate Secretary                                                            Anthony James Horan*
Senior Vice President; Chief Compliance Officer                                Gregory S. Meredith*
Controller                                                                     Joseph L. Scalfani*
Assistant Corporate Secretary                                                  James C. Berry*


                                  DIRECTORS(1)

                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer          Retired Chairman of the Board and
                          Chief Executive Officer
                          Deere & Company
                          One John Deere Place
                          Moline, IL 61265
--------------------------------------------------------------------------------
Riley P. Bechtel          Chairman and Chief Executive Officer
                          Bechtel Group, Inc.
                          P.O. Box 193965
                          San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.     President and Chief Executive Officer
                          The Hearst Corporation
                          959 Eighth Avenue
                          New York, New York  10019
--------------------------------------------------------------------------------

(1)    Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.


                              Page 11 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                               CUSIP NO.:  450718101


                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Lawrence A. Bossidy       Chairman of the Board
                          Honeywell International
                          P.O. Box 3000
                          Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
M. Anthony Burns          Chairman of the Board
                          Ryder System, Inc.
                          3600 N.W. 82nd Avenue
                          Miami, Florida  33166
--------------------------------------------------------------------------------
H. Laurence Fuller        Retired Co-Chairman
                          BP Amoco p.l.c.
                          1111 Warrenville Road, Suite 25
                          Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter           President and Trustee
                          American Museum of Natural History
                          Central Park West at 79th Street
                          New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III      President and Chief Executive Officer
                          The College Fund/UNCF
                          9860 Willow Oaks Corporate Drive
                          P.O. Box 10444
                          Fairfax, Virginia  22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.  Chairman of the Board and Chief Executive Officer
                          J.P. Morgan Chase & Co.
                          270 Park Avenue, 8th Floor
                          New York, New York  10017-2070
--------------------------------------------------------------------------------
Helene L. Kaplan          Of Counsel
                          Skadden, Arps, Slate, Meagher & Flom LLP
                          Four Times Square
                          New York, New York  10036
--------------------------------------------------------------------------------
Lee R. Raymond            Chairman of the Board and Chief Executive Officer
                          Exxon Mobil Corporation
                          5959 Las Colinas Boulevard
                          Irving, TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford          Chairman of the Board
                          American Home Products Corporation
                          5 Giralda Farms
                          Madison, New Jersey  07940
--------------------------------------------------------------------------------
Lloyd D. Ward             Chief Executive Officer
                          U.S. Olympic Committee
                          One Olympic Plaza
                          Colorado Springs, CO  80909
--------------------------------------------------------------------------------
Marina v.N. Whitman       Professor of Business Administration and Public Policy
                          The University of Michigan
                          School of Public Policy
                          411 Lorch Hall, 611 Tappan Street
                          Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------

SEC 1745 (3-98)               Page 12 of 12 pages